# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RLJ Lodging Trust, CIK 0001511337
CUSIP: 74965L101
Title of class of securities: Common Shares of beneficial interest, par value $0.01 per share
Address of issuer's principal executive offices: 7373 Wisconsin Avenue, Suite 1500, Bethesda, Maryland (MD), 20814
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001813784

## Reporting persons
- H/2 CREDIT MANAGER LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,583,184; sole dispositive power 0; shared dispositive power 9,583,184; aggregate amount beneficially owned 9,583,184 (6.3% of the class)
- H/2 CREDIT MANAGER GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,583,184; sole dispositive power 0; shared dispositive power 9,583,184; aggregate amount beneficially owned 9,583,184 (6.3% of the class)

## Item 1. Issuer
Name of issuer: RLJ Lodging Trust
Address of issuer's principal executive offices: 7373 Wisconsin Avenue, Suite 1500, Bethesda, MARYLAND, 20814.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following Reporting Persons:

(i) H/2 Credit Manager LP is the principal investment manager to a number of private funds (collectively, the "H/2 Funds"). H/2 SO Manager IV LP and H/2 SO Manager V LP are Delaware limited partnerships and relying advisers to H/2 Credit Manager LP that serve as investment managers to certain H/2 Funds. The shares reported in this Schedule 13G are held in the H/2 Funds advised by H/2 SO Manager IV LP and H/2 SO Manager V LP.

(ii) H/2 Credit Manager GP LLC is the general partner of H/2 Credit Manager LP. Together with H/2 SO Manager GP IV LLC and H/2 SO Manager GP V LLC, the general partners of the relying advisers, H/2 Credit Manager GP LLC may be deemed to be the indirect beneficial owners of the shares of Common Stock by virtue of such position.
Address of principal business office or, if none, residence:
c/o H/2 Credit Manager LP
680 Washington Boulevard, Seventh Floor
Stamford, CT 06901
Citizenship:
H/2 Credit Manager LP is a Delaware limited partnership.

H/2 Credit Manager GP LLC is a Delaware liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover page for each Reporting Person.
Percent of class: See Item 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Item 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 of the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 of the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- H/2 CREDIT MANAGER LP: Alyssa Petrenko, Authorized Signatory (02/17/2026)
- H/2 CREDIT MANAGER GP LLC: Alyssa Petrenko, Authorized Signatory (02/17/2026)